Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement in relation to Investment in the Construction of Cleanliness and Efficiency Improvement Project for Thermal Power Units

The board of directors and all directors of the Company guarantee that there are no false records, misleading statements or major omissions in the contents of this announcement, and assume legal liabilities for the authenticity, accuracy and integrity of its contents.

Important notes:

Name of the investment project: the cleanliness and efficiency improvement project for thermal power units of Sinopec Shanghai Petrochemical Company Limited(the “Project”).

Total investment amount: approximately RMB3.388 billion.

Reminder for special risks: the Project is subject to approval at the general meeting of the shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Shanghai Petrochemical” or “Company”). There may be the risks of delay in the Project due to factors such as suppliers, engineering technology, administrative licensing and force majeure.

1.	Introduction of the Project

In order to meet the national requirements on energy conservation and consumption reduction and the relevant requirements of the “14th Five-Year Plan for Energy Development in Shanghai”, and taking into account the current operating condition of the Company’s thermal power units, Shanghai Petrochemical proposes to invest in the construction of four sets of highly efficient coal-fired heating units to replace the existing coal-fired heating units. The investment amount of the Project is expected to be approximately RMB3.388 billion.

The Project was considered and approved at the 24th meeting of the tenth session of the board of directors of the Company on 10 November 2022 and is subject to be considered and approved at the general meeting of shareholders of the Company.

The Project does not constitute a connected transaction or major asset restructuring.

2.	Basic Information of the Project

(1)	Project name: the cleanliness and efficiency improvement project for thermal power units of Sinopec Shanghai Petrochemical Company Limited.

(2)	Investor: Sinopec Shanghai Petrochemical Company Limited.

(3)	The main content of the Project: installation of four sets of 70MW highly efficient coal-fired heating units to replace the existing 425MW coal-fired heating units.

(4)	Investment amount and funding source: the Company plans to invest approximately RMB3.388 billion, which shall be raised by the Company on its own.

(5)	Project construction period: the project construction period is about 3 years.

(6)

Market positioning and feasibility analysis: after the Project is put into operation, it will ensure heat supply, alleviate power shortage, and improve the reliability of power supply of Shanghai Petrochemical and the production safety of its petrochemical plants.

The completion of the Project will help reduce pollutant emissions, carbon emissions and the maximum annual coal consumption, which are in alignment with the “dual carbon” policies of the national and Shanghai governments. The intended benefits of environmental protection and energy conservation are outstanding.

3.	Impact of investment in the Project on the Company

The Project can help the Company to significantly reduce its coal consumption and energy consumption of its thermal power units, cut carbon emissions and pollutant emissions, significantly reduce the Company’s electricity and heating costs, and improve the Company’s overall economic benefits. The implementation of the Project will not lead to changes in the Company’s principal business.

4.	Analysis of Investment Risks

The Project may be affected by factors such as suppliers, engineering technology, administrative licensing and force majeure, so there may be risks of delay. The Company will try its best to communicate with relevant suppliers, service providers and government agencies to avoid delay. In case of delay, the Company will actively cope with the situation to minimize its loss.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 10 November 2022

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun, and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.

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